

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2014

<u>Via E-mail</u>
Jacek Niezgoda
Chief Executive Officer
Artex Corp.
Ciechocin 28
Ciechocin, 87-100, Poland

     Re: **Artex Corp.**
               Amendment No. 3 to Registration Statement on Form S-1
               Filed August 13, 2014
               File No. 333-196109

Dear Mr. Niezgoda:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 16

1. We note your response to comment 1 in our letter dated August 12, 2014 and your revised disclosures. Please provide, <u>in your response</u>, the detailed calculations on how you arrived at each of the amounts in the dilution table on page 17. Please also reconcile this detail with the amounts included in the narrative descriptions that follow the table. We may have further comments after reviewing these calculations you provide.

Certain Relationships and Related Transactions, page 42

2. We note your response to comment 4 in our letter dated August 12, 2014; however we are unable to locate the requested disclosure in your latest amendment. Accordingly, we reissue this comment. Please disclose the existence of the recent loans Mr. Niezgoda made to your company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.